EXHIBIT 99.1

GOLD STANDARD VENTURES REPORTS BOTTLE ROLL RECOVERIES AVERAGING 88%FOR THE DARK STAR OXIDE GOLD DEPOSIT

September 25, 2017 – Vancouver, B.C. –Gold Standard Ventures Corp. (TSXV: GSV; NYSE AMERICAN:GSV) (“Gold Standard” or the “Company)  today announced positive metallurgical results from continuing work designed to determine the processing characteristics of the Dark Star oxide gold deposit, on its 100%-owned/controlled Railroad Project in Nevada’s Carlin Trend.  Bottle roll recoveries from -10 mesh size material averaged 88% for Dark Star oxide and transition materials.  Results indicate this material is likely to support heap leach processing.

Bottle roll testing for cyanide solubility of Dark Star core samples was completed by Kappes Cassiday and Associates of Reno, Nevada, under the direction of Gary Simmons, consulting metallurgical engineer.  Bottle rolls were completed on drill core samples at both -10 mesh and -200 mesh size fractions.  The results will be combined with column leach testing currently in progress to predict gold recoveries in a cyanide heap leach operation.

At Dark Star, a total of 62 samples representative of the gold deposit were tested using bottle rolls at the two different size fractions.  Oxide and transitional material thought to be suitable for heap leaching was subjected to testing to determine ranges of gold recovery.  At Dark Star, gold recoveries for oxide and transitional in the coarse -10 mesh bottle rolls of material  ranged from 60-98%, with an average gold recovery of 88%.  In the finer -200 mesh bottle rolls gold recovery ranged from 75-98%, with an average gold recovery of 91%.

According to Mr. Simmons, “Data from metallurgical bottle roll testing to date at Dark Star point to high gold leach extraction from oxidized materials and suggest that simple heap leaching of crushed and/or run of mine material may be the preferred process option at Dark Star.”

Jonathan Awde, CEO and Director of Gold Standard commented: “This is an important further step in determining the economic potential of the high grade near surface Dark Star gold deposit. Not only are the initial recoveries very encouraging but also the amount of preparatory grinding and reagent consumption required appear to be very manageable. Our ongoing aim is to complete a PEA this year that confirms our belief that the Dark Star deposit can become a low cost gold producer.”

Key Highlights

•	Oxide and Transitional Material at Dark Star is amenable to cyanide leaching, as confirmed by bottle roll testing summarized below.

Mineralized Area/Rock Type	Material Type	Number of Bottle Rolls	Average Gold Head Grade -10 Mesh (g/t)	-10 Mesh Gold Recovery Range	-10 Mesh Average Gold Recovery	Average Gold Head Grade -200 Mesh (g/t)	-200 mesh Gold Recovery Range	-200 Mesh Average Gold Recovery
Main Dark Star	Oxide	11	0.67	70-98%	87%	0.69	82-95%	90%
Main Dark Star	Transitional	3	1.43	68-87%	82%	1.44	75-91%	87%
North Dark Star	Oxide	48	1.63	60-97%	88%	1.60	76-98%	92%

All Dark Star	Oxide and Transitional	62	1.45	60-98%	88%	1.43	75-98%	91%

•
Cyanide soluble gold assays confirm the consistently oxidized nature of gold mineralization within the Main Dark Star and North Dark Star gold zones, and suggest that the deposit will be amenable to heap leach processing.

•
Column leach tests for Dark Star are currently nearing completion and the Company expects to receive final column leach results in late November.  These results will be combined with the bottle roll results to predict gold recovery from a run of mine and/or crushed rock heap leach flowsheet and be incorporated into the Preliminary Economic Assessment currently in progress on the project.

•
Reagent use in the bottle rolls for Lime and Cyanide consumption on oxide/transitional material is shown in the table below.  Lime consumption is low, while cyanide consumption is within a normal range for long leach time (72-144 hours) bottle tests of these material types.

Mineralized Area/Rock Type	Material Type	Number of Bottle Rolls	Average Sulfide (%)	Average Organic Carbon (%)	-10 Mesh NaCN (kg/mt)	-10 Mesh Ca(OH)2 (kg/mt)	-200 mesh NaCN (kg/mt)	-200 Mesh Average Ca(OH)2 (kg/mt)
Main Dark Star	Oxide	11	0.07	<0.01	0.26	1.18	2.22	0.61
Main Dark Star	Transitional	3	0.35	<0.01	0.88	2.08	2.88	1.33
North Dark Star	Oxide	48	0.11	0.11	0.22	0.89	1.52	0.65

All Dark Star	Oxide and Transitional	62	0.12	0.11	0.27	1.00	1.72	0.68

Bottle Roll Testwork Methodology

Core intervals from 68 composites from 13 Dark Star drill holes were selected based on gold grade (both AuFA and AuCN), oxidation state, sulfide content, lithology, and alteration types.  Bottle roll leach testing was conducted on portions of material from each sample.  Sixty two of the composites were either oxide or transitional in nature and were tested for cyanide leaching amenability.  A 1,000 gram portion of crushed material (target 80% passing 1.70 millimeters/10 mesh) was utilized for leach test work.  Additionally, a 1,000 gram portion of head material was milled in a laboratory rod mill to a target size of 80% passing 0.075 millimeters (200 mesh).  The milled slurry was then utilized for leach testing.  For the coarse bottle rolls, the split material was placed into a 3.5 liter bottle and slurried with 1,500 ml of tap water.  The mixed slurry was pH checked and adjusted to 10.5-11.0 as needed with hydrated lime.  Sodium cyanide (NaCN) was added to the slurry, with a target of 1.0 g/l.  Bottle was then placed on a set of laboratory rolls and checked at 2, 4, 8, 24, 48, 72, 96, 120, and 144 hours for pH, dissolved oxygen, NaCN, Au, Ag, and Cu.  Additional hydrated lime and sodium cyanide were added after each sample period to adjust the slurry to target levels.  After completion, the slurry was then filtered, washed, dried, and assayed.  The finer 200 mesh bottle rolls were conducted using the same methods, although the samples were wet screened to ensure the finer size fraction was achieved, and testing was stopped at 72 hours.

The metallurgical content and interpretations contained in this news release have been reviewed, verified and approved by Gary Simmons, BSc, Metallurgical Engineering, of G L Simmons Consulting, LLC, MMSA-01013QP, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance

All sampling was conducted under the supervision of the Company’s senior geologists and the Company’s metallurgical consultant Gary Simmons. The chain of custody from the GSV’s Elko office to the sample preparation facility was continuously monitored. Sample pulps were delivered to ALS Minerals preparation facility in Elko, NV and shipped to ALS Minerals certified laboratory in Vancouver, BC.  Cyanide soluble assays were determined by the Au-AA13s method.  Quality control and assurance and data verification of the analytical results includes a statistical analysis of the standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results.

Data obtained from this sampling was utilized to select core intervals for bottle roll and column leach testing at Kappes Cassiday and Associates in Reno, Nevada.  All metallurgical sampling was conducted under the supervision of the Company’s project geologists and the chain of custody from the Company’s Elko office to the KCA sample preparation and testing facility in Reno, Nevada was continuously monitored.  Upon receipt, KCA weighed, photographed, and assigned unique sample numbers for testing to material received.  During test work, all samples remained under the supervision of KCA and results were assayed and check assayed during testing procedures.  Lab assays were conducted by KCA, with three analysis completed on each sample.  Original head assays were performed at ALS (Reno, NV).  During all stages of analysis appropriate standards and blanks were inserted by both GSV geologists and laboratory staff.  As part of the quality control and assurance all final results were verified and checked by both KCA and Gary Simmons.

The scientific and technical content contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced stage gold exploration company focused on district scale discoveries on its Railroad-Pinion Gold Project, located within the prolific Carlin Trend. The 2014 Pinion and Dark Star gold deposit acquisitions offer Gold Standard a potential near-term development option and further consolidates the Company’s premier land package on the Carlin Trend. The Pinion deposit now has an NI43-101 compliant resource estimate consisting of an Indicated Mineral Resource of 31.61 million tonnes grading 0.62 g/t Au, totaling 630,300 ounces of gold and an Inferred Resource of 61.08 million tonnes grading 0.55 g/t Au, totaling 1,081,300 ounces of gold, using a cut-off grade of 0.14 g/t Au.  The Dark Star deposit, 2.1 km to the east of Pinion, has a NI43-101 compliant resource estimate consisting of an Indicated Mineral Resource of 15.38 million tonnes grading 0.54 g/t Au, totaling 265,100 ounces of gold and an Inferred Resource of 17.05 million tonnes grading 1.31 g/t Au, totaling 723,500 ounces of gold, using a cut-off grade of 0.2 g Au/t. The North Bullion deposit, 7 km to the north of Pinion, has a NI43-101 compliant resource estimate consisting of an Indicated Mineral Resource of 2.92 million tonnes grading 0.96 g/t Au, totaling 90,100 ounces of gold and an Inferred Resource of 10.97 million tonnes grading 2.28 g/t Au, totaling 805,800 ounces of gold, using a cut-off grade of 0.14 g Au/t for near surface oxide and 1.25 to 2.25 g Au/t for near surface sulfide and underground sulfide respectively.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the NYSE AMERICAN accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our proposed exploration programs are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

CAUTIONARY NOTE FOR U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

All resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission for descriptions of mineral properties in SEC Industry Guide 7 under Regulation S-K of the U. S. Securities Act of 1933. In particular, under U. S. standards, mineral resources may not be classified as a “reserve” unless the determination has been made that mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, information in this press release containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by US public reporting companies.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Jonathan Awde
President
Tel:  604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com